# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Diameter Credit Company, CIK 0001916099
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 55 Hudson Yards, 29th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-196683
Filed by CIK 0001536080

## Reporting persons
- BTGP Boreas Fund LP - Series A: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,971,799.26; sole dispositive power 0; shared dispositive power 2,971,799.26; aggregate amount beneficially owned 2,971,799.26 (5.8% of the class)
- BTG Pactual Prop GP, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,971,799.26; sole dispositive power 0; shared dispositive power 2,971,799.26; aggregate amount beneficially owned 2,971,799.26 (5.8% of the class)
- Banco BTG Pactual S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,971,799.26; sole dispositive power 0; shared dispositive power 2,971,799.26; aggregate amount beneficially owned 2,971,799.26 (5.8% of the class)
- BTG Pactual Holding S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,971,799.26; sole dispositive power 0; shared dispositive power 2,971,799.26; aggregate amount beneficially owned 2,971,799.26 (5.8% of the class)
- BTG Pactual G7 Holding S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,971,799.26; sole dispositive power 0; shared dispositive power 2,971,799.26; aggregate amount beneficially owned 2,971,799.26 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Diameter Credit Company
Address of issuer's principal executive offices: 55 Hudson Yards, 29th Floor, New York, NY 10001

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect of the Common Shares of beneficial interest, par value $0.001 per share (the "Common Shares") of Diameter Credit Company (the "Issuer") are:

BTGP Boreas Fund LP - Series A, a Cayman Islands exempted limited partnership

BTG Pactual Prop GP, Ltd., a Cayman Islands exempted company

Banco BTG Pactual S.A., a Brazilian corporation

BTG Pactual Holding S.A., a Brazilian corporation

BTG Pactual G7 Holding S.A., a Brazilian corporation
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

BTGP Boreas Fund LP - Series A, Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

BTG Pactual Prop GP, Ltd. - Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Banco BTG Pactual S.A., Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil

BTG Pactual Holding S.A., Av. Brigadeiro Faria Lima, 3477, 14th Floor, part, Itaim Bibi, City and State of Sao Paulo, 04538-133, Brazil

BTG Pactual G7 Holding S.A., Praia de Botafogo, 501, 5th Floor, 22250-040, City and State of Rio de Janeiro, Brazil
Citizenship: See Item 4 of each of the cover pages to this Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
BTGP Boreas Fund LP - Series A directly holds 2,971,799.26 Common Shares. BTG Pactual Prop GP, Ltd. is the general partner of BTGP Boreas Fund L.P. - Series A, and is wholly owned by BTG Pactual UK Holdco Limited, which is wholly owned by BTG Pactual Holding Internacional S.A., which is wholly owned by Banco BTG Pactual S.A., a corporation incorporated in Brazil. BTG Pactual Holdings S.A. directly controls Banco BTG Pactual S.A. BTG Pactual G7 Holdings S.A. directly controls BTG Pactual Holding S.A.

The ownership percentages are based on 51,258,246.79 outstanding Common Shares as of November 14, 2025, as provided to the Reporting Persons by the Issuer.
Percent of class: 5.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,971,799.26
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,971,799.26

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BTGP Boreas Fund LP - Series A: /s/ Alexis Gontow Maron, Alexis Gontow Maron, Authorized signatory (02/13/2026)
- BTG Pactual Prop GP, Ltd.: /s/ Carolina Cury Maia Costa, Carolina Cury Maia Costa, Director (02/13/2026)
- Banco BTG Pactual S.A.: /s/ Fabio Scal and Amanda Senna Ferreira, Fabio Scal and Amanda Senna Ferreira, Authorized signatories (02/13/2026)
- BTG Pactual Holding S.A.: /s/ Bruno Duque Horta Nogueira and Roberto Balls Sallouti, Bruno Duque Horta Nogueira and Roberto Balls Sallouti, Directors (02/13/2026)
- BTG Pactual G7 Holding S.A.: /s/ Bruno Duque Horta Nogueira and Roberto Balls Sallouti, Bruno Duque Horta Nogueira and Roberto Balls Sallouti, Directors (02/13/2026)